UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Troilus Gold Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Troilus Gold Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Common Shares CUSIP - 896887106
(CUSIP Number of Class of Securities (if applicable))

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

800-221-0102

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 20, 2021
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Troilus Gold Corp., and are required to be disseminated to U.S. security holders or published in the United States:

  Notice of Special Meeting of Shareholders and Management Information Circular, dated April 9, 2021 (the "Circular"), a copy of which is furnished as Exhibit 99.1 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission.

(b) Not applicable

Item 2. Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading "Note to United States Securityholders" on page 6 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Troilus Gold Corp. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Troilus Gold Corp. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 20, 2021.

TROILUS GOLD CORP.

By:       /s/ Justin Reid
Name: Justin Reid

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Special Meeting of Shareholders and Management Information Circular, dated April 9, 2021.